FERRIS, BAKER WATTS, INCORPORATED
100 Light Street
Baltimore, MD 21202
April 17, 2007
U.S. Securities and
Exchange Commission
100 F Street, NE
Washington, DC 20549-0405
Attn: Mr. John Reynolds, Assistant Director

RE:	China Healthcare Acquisition Corp. (the “Company”)
Registration Statement on Form S-1
File No. 333-135705 (the “Registration Statement”)

Dear Mr. Reynolds:
     In connection with the Registration Statement on Form S-1 of China Healthcare Acquisition Corp., the undersigned, which is acting as the underwriter of the offering, hereby requests acceleration of the effective date and time of the Registration Statement to 5:00 p.m., Eastern Time, on Thursday, April 19, 2007, or as soon thereafter as practicable, pursuant to Rule 461 of the Securities Act of 1933, as amended.

Very truly yours, FERRIS, BAKER WATTS, INCORPORATED
By:
Scott Bass, Vice-President